UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

June 02, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

2 June 2025

Voting Rights and Capital

In conformity with the FCA's Disclosure Guidance and Transparency Rule 5.6.1, the total issued share capital of Smith & Nephew plc (the "Company") as at 31 May 2025 comprises 877,710,150 ordinary shares of US20¢ each ("ordinary shares"), including 1,764,817 ordinary shares held in treasury.

The Company's issued share capital, with one voting right per share, therefore consists of 875,945,333 ordinary shares. This is the figure, which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Philip Horner
Deputy Company Secretary
Smith & Nephew plc
Tel:    +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: June 02, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary